SEDI	Page 1 of 1

Back	2015-07-02, 11:15:44, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Jennings.R	Issuer: TransGlobe Ener	Security: DSU Cash

Transaction Number	2680325
Security designation	DSU (Cash)
Opening balance of securities or contracts held	66472
Date of transaction	2015-06-30
Nature of transaction	56 - Grant of rights
Number or value of securities or contracts acquired	836
Equivalent number or value of underlying securities acquired	836
Number or value of securities or contracts disposed of
Equivalent number or value of underlying securities disposed of

Unit price or exercise price		Currency
Conversion or Exercise price		Currency
Date of expiry or maturity
Closing balance of securities or contracts held	67308	Insider's calculated
		balance
Filing date/time	2015-07-02
	11:15:40

General remarks (if necessary to	Re: June 30 2015 Dividend payment
describe the transaction)
Private remarks to securities
regulatory authorities